Exhibit 16

                                       (Letterhead of KPMG LLP)
May 4, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for WebFinancial Corporation and, under the date of March 24, 2000, we reported on the consolidated financial statements of WebFinancial Corporation and subsidiaries as of and for the years ended December 31, 1999 and 1998. On May 1, 2000, our appointment as principal accountants was terminated. We have read WebFinancial Corporation's statements included under Item 4(a) of its Form 8-K dated May 4, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with WebFinancial Corporation's reference to the Board of Directors participating in and approving the decision to change independent auditors.

Very truly yours,

                                                     /s/ KPMG LLP